FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-711

FOSTER'S GROUP
Inspiring Global Enjoyment

Fosters Brewing

ASX Announcement - Information

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

dlw 1/14

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 9-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	21,441,658	3,000,000
4	Total consideration paid or payable for the shares	96,895,833	13,746,543

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.59 date: 31-Oct-03 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.61 lowest price paid: $4.56 highest price allowed under rule 7.33: $4.76

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	13,244,925

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04 JAN 13 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

PRESS RELEASE

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

13 January, 2004

Beringer Blass Announces New Global Trade Structure

Foster's Group Limited (Foster's) today announced a number of senior management changes to its Beringer Blass Wine Estates (BBWE) global wine trade business. The changes will take effect immediately.

Mr Jamie Odell, currently Managing Director Trade Asia Pacific, has been appointed to the newly created role of Chief Operating Officer, Global Trade, reporting to Mr Walt Klenz, Managing Director, BBWE.

As Chief Operating Officer, Mr Odell, will assume management responsibility for BBWE's global wine trade operations in North America, Europe and Asia Pacific, with each of the three regional trade leaders reporting to Mr Odell. In his new role, Mr Odell will also assume management responsibility for global supply chain management and will continue to oversee management of BBWE's wine services division.

Mr Odell brings to the role more than 24 years experience in the beverage sector in Australia, Asia and the United Kingdom. Prior to joining BBWE in 2000, Mr Odell was Managing Director of URM Brands for Allied Domecq in the UK, before being appointed as Regional Vice President (Asia Pacific) Allied Domecq Duty Free, responsible for sales through travel related channels in Asia and Australasia. Since joining BBWE, Mr Odell has progressed from his appointment as Vice President, International Business Development to Managing Director, Mildara Blass Trade Australia and Managing Director, Trade Asia Pacific to his recent appointment as Chief Operating Officer, Global Trade.

In the North American wine trade business, **Mr Dan Leese**, currently Chief Operating Officer, Trade Americas, has been appointed to the newly created role of Managing Director, Trade Americas. As a result of this change, Mr Jim Watkins, formerly President, Americas, will be leaving the company to pursue other opportunities.

Mr Leese has extensive experience in the North American alcoholic beverage sector. He began his career in 1979 with Coors Brewing Company and spent six years with the Stroh Brewing Company before moving to Brown-Forman in 1987, where he progressed to the position of Managing Director of Brown-Forman's US Wine Business. Mr Leese joined BBWE in 2001 as General Manager, Premium Wine Division and was promoted to Chief Operating Officer of Trade Americas in January, 2003. Mr Leese' 25 years experience across the brewing and wine sectors, positions him well for the role of Managing Director, Trade Americas.

Mr John Philips will continue in his role as Managing Director, Europe, Middle East and Africa, reporting to Mr Odell.

Mr Randolph Bowen has been appointed to the newly created role of Vice President, Global Supply Chain, reporting to Mr Odell. Mr Bowen will be responsible for driving supply chain cost efficiencies across all regions. He will also assume management responsibly for BBWE's wine services division, which will continue to be headed by Mr Rueben Summerell.

An executive search has commenced to fill the now vacant position of Managing Director, Asia Pacific.

The new wine trade leadership team builds on BBWE's strategy to establish strong geographic bases from which to drive the wine trade business throughout the world. The creation of a global trade leadership role adds to this model, providing a dedicated global management focus to facilitate global brand building and to deliver continued supply chain efficiencies and enhancements on returns on capital employed.

Commenting on the management changes, Mr Walt Klenz, Managing Director of Beringer Blass Wine Estates said, "Jamie has established a very successful business model for Trade Asia Pacific. His expertise in global brand building has delivered high margin premium wine market growth and significant improvements in capital employed in the Asia Pacific region, which prepares him well for his appointment as Chief Operating Officer, Global Trade."

"In North America, we wish Jim Watkins well for the future and welcome Dan Leese to his new role as Managing Director, Trade Americas. Dan has a strong track record in the beverage sector in North America and is highly regarded in the industry.

"Going forward, key priorities for the North American management team are to maintain sales growth while focussing on extracting maximum value from the supply chain, production and operations," Mr Klenz said.

Mark Emerson, Executive Director of Global Wine Clubs, will continue to report directly to Mr. Klenz, as will Andrew Leyden, who was recently appointed as BBWE's Global Finance Director.

***

For further information contact:

Media
Nicole Devlin
Tel: +613 9633 2261
Mob: 0418 202 375

Investor Relations
Robert Porter
Tel: +613 9633 2560
Mob: 0418 202 375

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX Announcement - Information

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 12-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,441,658	2,206,715
4	Total consideration paid or payable for the shares	$110,642,376	$9,939,706

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.53 lowest price paid: $4.50 highest price allowed under rule 7.33: $4.77

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	11,038,210

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04 JAN 13 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX Announcement - Information

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 8-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	20,822,965	618,693
4	Total consideration paid or payable for the shares	94,067,219	2,828,614

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.59 date: 31-Oct-03 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.58 lowest price paid: $4.55 highest price allowed under rule 7.33: $4.74

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	16,244,925

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 9-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==